April 2, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Daniel Crawford
Laura Crotty
Ibolya Ignat
Kevin Juhar

Re:	Contineum Therapeutics, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed April 1, 2024

File No. 333-278003

CIK No: 0001855175

Request for Acceleration of Effective Date

Requested Date:    Thursday, April 4, 2024

Requested Time:   4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Contineum Therapeutics, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-278003) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, by calling Ryan Gunderson at (858) 436-8046.

[Signature page follows]

Securities and Exchange Commission

April 2, 2024

Sincerely,

Contineum Therapeutics, Inc.

By:	/s/ Peter Slover
Peter Slover
Chief Financial Officer
Contineum Therapeutics, Inc.

cc:	Carmine Stengone, Chief Executive Officer and President, Contineum Therapeutics, Inc.

Jeffrey Thacker, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Ryan J. Gunderson, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Leanne A. Gould, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Frank F. Rahmani, Sidley Austin LLP

Samir A. Gandhi, Sidley Austin LLP

J. Carlton Fleming, Sidley Austin LLP

Kostian Ciko, Sidley Austin LLP